RGC RESOURCES, INC.
                                                                        FILE NO.

                                   FORM U-3A-2



                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                  UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


     RGC Resources, Inc. hereby files with the Securities and Exchange Commission (the Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"), and submits the following information:

     1. The Claimant RGC Resources, Inc., a Virginia corporation, is a holding company which directly or indirectly holds interests in the following subsidiaries, each of which is organized under the laws of the Commonwealth of Virginia or the State of West Virginia:

     a. Roanoke Gas Company ("Roanoke Gas"), a public service corporation organized under the laws of the Commonwealth of Virginia;

     b. Diversified Energy Company, a Virginia corporation, d/b/a Highland Propane Company ("Highland Propane") and d/b/a Highland Energy;

     c. Bluefield Gas Company ("Bluefield Gas"), a public service corporation organized under the laws of the State of West Virginia;

     d. RGC Ventures, Inc., a West Virginia Corporation, d/b/a Highland Heating and Cooling; and

     e. RGC Ventures of Virginia, Inc., a Virginia corporation, d/b/a Application Resources, Inc. and d/b/a GIS Resources.

     The business address of the Claimant and each of its subsidiaries is:

                  RGC Resources, Inc.
                  519 Kimball Avenue, N.E.
                  Roanoke, VA  24016

                  Roanoke Gas Company
                  Diversified Energy Company
                  RGC Ventures, Inc.
                  RGC Ventures of Virginia, Inc.
                  519 Kimball Avenue, N.E.
                  Roanoke, VA  24016

                  Bluefield Gas Company
                  4699 East Cumberland Road
                  Bluefield, WV  24701

     Roanoke Gas is a public service corporation organized and existing in good standing under the laws of the Commonwealth of Virginia. Roanoke Gas distributes natural gas to some 54,708 residential, commercial and industrial customers located in the City of Roanoke and environs and Bluefield, Virginia pursuant to certificates of convenience and necessity at rates and charges issued and prescribed by the State Corporation Commission of Virginia ("Virginia Commission"). Diversified Energy Company, a Virginia corporation, operates as Highland Propane Company ("Highland Propane"), and Highland Energy. Highland Propane, which is not a public utility, is operated under two (2) divisions, Highland Propane-Virginia and Highland Propane-West Virginia. Highland Propane-Virginia is engaged in the business of selling liquefied petroleum gas (propane) in bulk to residential, commercial and industrial customers in and around Roanoke, Virginia and Southwest Virginia. Roanoke Gas provides managerial and other direct labor, goods and services to Highland Propane-Virginia under agreement approved by the Virginia Commission. Highland Propane is not otherwise subject to the regulatory jurisdiction of the Virginia Commission. Highland Propane-West Virginia is engaged in the business of selling liquefied petroleum gas (propane) in bulk to residential, commercial and industrial customers in Southern West Virginia and has offices in Bluefield and Rainelle, West Virginia. Highland Energy is a purchasing and marketing entity that buys fuels on the spot and short-term market and resells to certain end-users.

     Bluefield Gas Company ("Bluefield Gas"), a West Virginia public service corporation, is regulated as to rates and service by the Public Service Commission of the State of West Virginia ("West Virginia Commission"). Bluefield Gas provides natural gas service to some 4,337 residential, commercial and industrial customers located in and around Bluefield, West Virginia.

     RGC Ventures, Inc., a West Virginia Corporation, operates as Highland Heating and Cooling. Highland Heating and Cooling is headquartered in Rainelle, West Virginia and provides limited repair and maintenance service for heating, ventilation, and air conditioning equipment. RGC Resources, Inc. intends to merge RGC Ventures, Inc. into Diversified Energy Company for the purposes of combining the service functions of both companies in order to improve efficiencies and reduce costs.

     RGC Ventures of Virginia, Inc., a Virginia corporation, operates as Application Resources, Inc., and GIS Resources. Application Resources, Inc., provides information technology consulting services specific to the utility industry. GIS Resources (Geographic Information Systems) has ceased operating as a provider of mapping services to external customers and has been integrated into Roanoke Gas to focus on internal maintenance of system maps and other related functions.

     2. Columbia Gas Transmission Corporation ("Columbia") is Roanoke Gas' primary transporter of natural gas. Columbia historically has transported approximately two-thirds of Roanoke Gas' gas supply and 100% of Bluefield Gas' gas supply. Prior to Federal Energy Regulatory Commission Order 636, Roanoke Gas and Bluefield Gas purchased their core market requirements through Demand Purchases, Firm Transportation Service and Firm Storage Service. Additional requirements were met through the use of spot and short-term purchases under contracts with producers and brokers. Under Order 636 the responsibility for obtaining dependable natural gas supplies shifts from the pipeline companies to the local distribution companies and to other "shippers" of natural gas. The Company purchases gas supplies from a variety of producers and marketers. Recent examples of suppliers or marketers include Cabot Oil and Gas Marketing Corporation, Duke Energy Trading and Marketing, and Equitable Energy.

     Roanoke Gas' other major transporter is East Tennessee Natural Gas Company ("East Tennessee"), a Duke Energy Company. Historically, East Tennessee has delivered approximately one-third of Roanoke Gas' natural gas supply.

     Roanoke Gas receives its gas supply from Columbia at two city gate stations. Each station is connected by a thirty-three mile transmission line to Columbia's system at Gala, Virginia. Roanoke Gas receives its gas supply from East Tennessee at four city gate stations located on East Tennessee's transmission line. The city gate stations are located on the perimeter of a network of distribution mains located in the Cities of Roanoke and Salem, the Towns of Vinton, Fincastle and Troutville, and the Counties of Bedford, Botetourt, Montgomery and Roanoke, Virginia. Also, located on the transmission line in Botetourt County, Virginia is a liquefied natural gas storage facility which has the capacity to hold 200 million cubic feet of natural gas.

     Bluefield Gas owns a transmission line extending from Princeton, West Virginia to Bluefield, West Virginia, and a distribution system within the City of Bluefield, West Virginia and the immediate surrounding area of Mercer County, West Virginia. In December 1998, Bluefield Gas Company completed approximately two miles of 4" steel distribution lines to connect to facilities owned by Phoenix Energy Sales Company. A portion of the gas transported by Bluefield Gas is sold at the West Virginia-Virginia State line to Roanoke Gas for resale to its customers through a distribution network in Bluefield, Virginia and the immediate surrounding area of Tazewell County, Virginia.

     Highland Propane-West Virginia's principal bulk storage facility, located at its Bluefield, West Virginia facility, is comprised of two 30,000-gallon storage tanks and one 18,000-gallon storage tank. Three 18,000-gallon storage tanks are located at its Rainelle, West Virginia facility, one 30,000-gallon tank is located at Ansted, WV, one 30,000-gallon tank is located near Beckley, WV, and one 30,000-gallon tank is located at Dunmore, WV.

     Highland Propane-Virginia owns and operates eleven storage facilities. A facility at Thirlane Road, N.W. in Roanoke, Virginia consists of two 30,000-gallon tanks. A second facility at Fort Chiswell, Virginia consists of two 35,000-gallon tanks. The third facility is located on the property of Consolidated Glass in Galax, Virginia and consists of one 30,000-gallon tank and one 12,000-gallon tank. The fourth facility is located in Craig County, near the town of New Castle, Virginia and consists of one 30,000-gallon tank. The fifth facility, located near the intersection of Routes 221 and 679 in Floyd County, consists of one 30,000-gallon tank. The sixth facility is located on the property of Virginia Forging in Botetourt County, near the Town of Buchanan, Virginia, and consists of one 30,000-gallon tank. The seventh facility is located on the property of Golden West Foods in Bedford, Virginia and consists of one 30,000-gallon tank. The eighth facility is located in the City of Buena Vista, Virginia and consists of two 30,000-gallon tanks. The ninth facility is located in Allegheny County near the Town of Low Moor and consists of one 30,000-gallon tank. The tenth facility is located at Weyers Cave in Augusta County, Virginia and consists of one 30,000-gallon tank. The eleventh facility is located in Nelson County near the town of Lovingston, Virginia and consists of one 30,000-gallon tank

     3. The following information for the last calendar year with respect to Roanoke Gas and Bluefield Gas is submitted:

     (a) Roanoke Gas distributed at retail 7,414,811 DTH of gas during the calendar year 2002 for total revenues of $54,427,830. Bluefield Gas distributed at retail 847,542 DTH of gas in the State of West Virginia during the calendar year 2002 for total revenues of $5,895,760.

     (b) Neither Roanoke Gas nor Bluefield Gas distributed at retail natural gas outside the state of its incorporation.

     (c) Roanoke Gas did not sell at wholesale natural gas outside the Commonwealth of Virginia. Bluefield Gas sold 270,962 DTH of natural gas at wholesale to Roanoke Gas at the Virginia-West Virginia line for $1,288,179.

     (d) Roanoke Gas purchased 7,570,639 DTH of natural gas outside the Commonwealth of Virginia during the calendar year 2002 for $37,914,624. All such gas was transported to Roanoke Gas for resale as system supply by Columbia Gas Transmission Corporation, East Tennessee Natural Gas Company, and Bluefield Gas. Bluefield Gas purchased 1,182,753 DTH of natural gas for $5,482,167 outside the State of West Virginia. All such gas was transported to Bluefield Gas for resale as system supply by Columbia Gas Transmission Corporation and Phoenix Energy Sales Company. Roanoke Gas transported 2,885,657 DTH of natural gas to its end-users for $1,671,628 in total transportation fees. Bluefield Gas transported 38,625 DTH of natural gas to its end-users for $32,649 in transportation fees. Highland Energy purchased and delivered 2,386,347 DTH of natural gas to Roanoke Gas Company and Bluefield Gas Company for delivery to certain end-users for $10,685,968.

     4. (a through e) Not applicable. The Company holds no interest, directly or indirectly in an exempt wholesale generator (EWG) or foreign utility company.

     A consolidating statement of income and surplus and a consolidating balance sheet of RGC Resources, Inc. and its subsidiaries for the 2002 calendar year is attached as Exhibit A and Exhibit A(1).

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2003.


                                            RGC RESOURCES, INC.




                                      By:  s/John B. Williamson, III
                                               Its President
(SEAL)
ATTEST:


s/ Howard T. Lyon
Howard T. Lyon,
Vice-President, Treasurer & Controller

Notices and correspondence regarding this statement should be addressed to:

Howard T. Lyon
Vice-President, Treasurer & Controller
RGC Resources, Inc.
Post Office Box 13007
Roanoke, VA  24030

RGC RESOURCES, INC. AND SUBSIDIARIES                                                                               Exhibit A
CONSOLIDATING BALANCE SHEET
TWELVE MONTHS ENDED DECEMBER 31, 2002

                                                                        Bluefield        Highland
                                             RGC       Roanoke Gas         Gas            Propane       Highland
                                          Resources      Company         Company          Company        Energy          GIS
                                        ---------------------------------------------------------------------------------------
Operating Revenues:
   Gas utilities                                        $56,223,836     $7,248,178
   Propane operations                                                                    12,247,472
   Energy marketing                                                                                   10,699,056
   Other                                                    411,715         16,431          227,461                      41,481
                                        ---------------------------------------------------------------------------------------
     Total operating revenues                       0    56,635,551      7,264,609       12,474,933   10,699,056         41,481
                                        ---------------------------------------------------------------------------------------

Cost of Sales:
   Gas utilities                                         38,165,357      5,482,167
   Propane operations                                                                     6,186,059
   Energy marketing                                                                                   10,425,178
   Other                                                    249,529         10,617          107,545
                                        ---------------------------------------------------------------------------------------
     Total cost of sales                            0    38,414,886      5,492,784        6,293,604   10,425,178              0
                                        ---------------------------------------------------------------------------------------

Operating Margin                                    0    18,220,665      1,771,825        6,181,329      273,878         41,481
                                        ---------------------------------------------------------------------------------------

Other Operating Expenses:
   Operations                                    (257)    7,068,982        781,651        3,119,164       31,056        105,906
   Maintenance                                            1,045,009         86,889          109,342                       1,885
   General taxes                                  416       929,609        343,603          272,122        1,160          7,454
   Depreciation and amortization                          3,349,262        268,286        1,502,749                      (3,894)
   Impairment loss

     Total other operating expenses               159    12,392,862      1,480,429        5,003,377       32,216        111,351
                                        ---------------------------------------------------------------------------------------

Operating Income                                 (159)    5,827,803        291,396        1,177,952      241,662        (69,870)

Other Expenses, net                        (2,130,000)       99,706          2,420            9,751                       1,083

Interest Expense                                          1,634,584        144,382          238,503                       4,320
                                        ---------------------------------------------------------------------------------------

Income Before Income Taxes                  2,129,841     4,093,513        144,594          929,698      241,662        (75,273)

Income Tax Expense                                        1,527,187         62,332          367,595       91,742        (24,954)
                                        ---------------------------------------------------------------------------------------

Net Income                                 $2,129,841    $2,566,326        $82,262         $562,103     $149,920       $(50,319)
                                        =======================================================================================



                                                Highland            Application                     Consolidated
                                            Heating & Cooling        Resources     Eliminations         Total
                                        ------------------------------------------------------------------------
Operating Revenues:
   Gas utilities                                                                  $(1,313,214)       $62,158,800
   Propane operations                                                                                 12,247,472
   Energy marketing                                                                                   10,699,056
   Other                                            24,777                   0                           721,865
                                        ------------------------------------------------------------------------
     Total operating revenues                       24,777                   0     (1,313,214)        85,827,193
                                        ------------------------------------------------------------------------

Cost of Sales:
  Gas utilities                                                                    (1,273,800)        42,373,724
  Propane operations                                                                                   6,186,059
  Energy marketing                                                                                    10,425,178
  Other                                              32,123               (557)                          399,257
                                        ------------------------------------------------------------------------
     Total cost of sales                             32,123               (557)    (1,273,800)        59,384,218
                                        ------------------------------------------------------------------------

Operating Margin                                     (7,346)               557        (39,414)        26,442,975
                                        ------------------------------------------------------------------------

Other Operating Expenses:
  Operations                                         77,602              6,444        (39,414)        11,151,134
  Maintenance                                           150                                            1,243,275
  General taxes                                       9,487                 46                         1,563,897
  Depreciation and amortization                      25,928                            (5,853)         5,136,478
  Impairment loss                                    72,008                                               72,008
                                        ------------------------------------------------------------------------
     Total other operating expenses                 185,175              6,490        (45,267)        19,166,792
                                        ------------------------------------------------------------------------

Operating Income                                   (192,521)            (5,933)         5,853          7,276,183

Other Expenses, net                                      19                  1      2,130,000            112,980

Interest Expense                                     20,044                (21)                        2,041,812
                                        ------------------------------------------------------------------------

Income Before Income Taxes                         (212,584)            (5,913)    (2,124,147)         5,121,391

Income Tax Expense                                  (84,852)            (1,916)                        1,937,134
                                        ------------------------------------------------------------------------

Net Income                                        $(127,732)           $(3,997)   $(2,124,147)        $3,184,257
                                        ========================================================================




RGC RESOURCES, INC. AND SUBSIDIARIES                                                                             Exhibit A (1)
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2002
                                                          Roanoke         Bluefield        Highland
                                             RGC            Gas              Gas            Propane      Highland
ASSETS                                    Resources       Company          Company          Company       Energy          GIS
                                ----------------------------------------------------------------------------------------------
Current Assets:
   Cash and cash equivalents            $         187    $  (320,185)      $  (130,260)  $    159,123
   Accounts Receivable                            (12)     9,280,269         1,057,417      1,933,960     1,255,563
   Intercompany Accounts Receivable         1,248,110        (34,676)           15,932       (518,612)      323,847    (150,023)
   Inventories                                             1,664,687           168,354        281,894
   Prepaid gas service                                     6,394,186           852,095
   Prepaid income taxes
   Deferred income taxes
   Under-recovery of gas costs                               319,439           386,509
   Unrealized gains on marked-to-market
     transactions
   Other                                       31,465        572,836            63,156        353,261           331
                                    -------------------------------------------------------------------------------------------
     Total current assets                   1,279,750     17,876,556         2,413,203      2,209,626     1,579,741    (150,023)
                                    -------------------------------------------------------------------------------------------

Property, Plant And Equipment:
   Utility plant in service                               84,476,740         7,326,586
   Accumulated depreciation and
     amortization                                        (34,233,438)       (2,532,976)             -             -           -
                                    -------------------------------------------------------------------------------------------
     Utility plant in service, net                  -     50,243,302         4,793,610              -             -           -
   Construction work in progress                           1,831,240           170,706
                                    -------------------------------------------------------------------------------------------

     Utility Plant, Net                             -     52,074,542         4,964,316              -             -           -
                                    -------------------------------------------------------------------------------------------

   Nonutility property                                                                     20,687,591
   Accumulated depreciation and
     amortization                                                                          (8,231,593)
                                    -------------------------------------------------------------------------------------------

     Nonutility property, net                       -              -                 -     12,455,998             -           -
                                    -------------------------------------------------------------------------------------------

     Total property, plant and equipment            -     52,074,542         4,964,316     12,455,998             -           -
                                    -------------------------------------------------------------------------------------------

Investment in Subsidiaries                 27,678,079
                                    -------------------------------------------------------------------------------------------

Other Assets:
   Intangible assets, net of accumulated
     amortization                                                                             298,314
   Other assets                                61,182        637,997             5,956         14,595             -           -
                                    -------------------------------------------------------------------------------------------
     Total other assets                        61,182        637,997             5,956        312,909             -           -
                                    -------------------------------------------------------------------------------------------

Total Assets                              $29,019,011    $70,589,095        $7,383,475    $14,978,533    $1,579,741   $(150,023)
                                    ===========================================================================================

                                            Highland         Application                       Consolidated
ASSETS                                 Heating & Cooling     Resources      Eliminations          Total
                                    ------------------------------------------------------------------------
Current Assets:
  Cash and cash equivalents             $         1,428                     $    574,904    $       285,197
  Accounts Receivable                            50,119                        1,760,868         15,338,184
  Intercompany Accounts Receivable             (931,017)         46,439                                   -
  Inventories                                     1,134                                           2,116,069
  Prepaid gas service                                                                             7,246,281
  Prepaid income taxes                                                                                    -
  Deferred income taxes                                                        1,323,677          1,323,677
  Under-recovery of gas costs                                                   (589,739)           116,209
  Unrealized gains on marked-to-market
     transations                                                               1,531,050          1,531,050
  Other                                             427                           (1,300)         1,020,176
                                    ------------------------------------------------------------------------
    Total current assets                       (877,909)          46,439       4,599,460         28,976,843
                                    ------------------------------------------------------------------------

Property, Plant And Equipment
  Utility plant in service                                                    (1,636,290)        90,167,036
  Accumulated depreciation and
     amortization                                     -                -       1,632,305        (35,134,109)
                                    ------------------------------------------------------------------------
    Utility plant in service, net                     -                -          (3,985)        55,032,927
  Construction work in progress                                                                   2,001,946
                                    ------------------------------------------------------------------------

    Utility Plant, Net                                -                -          (3,985)        57,034,873
                                    ------------------------------------------------------------------------

  Nonutility property                           142,500                         (209,764)        20,620,327
  Accumulated depreciation and
     amortization                                (8,078)                         214,192         (8,025,479)
                                    ------------------------------------------------------------------------

    Nonutility property, net                    134,422                -           4,428         12,594,848
                                    ------------------------------------------------------------------------

    Total property, plant and equipment         134,422                -             443         69,629,721
                                    ------------------------------------------------------------------------

Investment in Subsidiaries                                                   (27,678,079)                 -
                                    ------------------------------------------------------------------------

Other Assets:
  Intangible assets, net of accumulated
     amortization                                                                                   298,314
  Other assets                                        -                -                -           719,730
                                    ------------------------------------------------------------------------
    Total other assets                                -                -                -         1,018,044
                                    ------------------------------------------------------------------------

Total Assets                                  $(743,487)         $46,439     $(23,078,176)      $99,624,608
                                    ========================================================================


RGC RESOURCES, INC. AND SUBSIDIARIES                                                                               Exhibit A (1)
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2002
                                                             Roanoke        Bluefield        Highland
                                                RGC            Gas             Gas            Propane      Highland        GIS
LIABILITIES AND STOCKHOLDERS' EQUITY         Resources       Company         Company          Company       Energy      Resources
                                         ------------------------------------------------------------------------------------------

Current Liabilities:
   Current maturities of long-term debt                    $1,030,673        $1,175,000
   Borrowings under lines of credit            204,000      9,712,000         3,134,000       2,545,000
   Dividends payable                           562,437              -
   Accounts payable                            121,843      4,606,073           463,722         686,642      919,821
   Income taxes payable                       (427,253)       909,987          (171,530)        (38,442)      37,823       (6,430)
   Customer deposits                                          523,240            49,810             544
   Accrued expenses                            368,086      2,588,801           290,922         578,723
   Refunds from suppliers - due customers                      42,015               760
   Overrecovery of gas costs                                        -
   Unrealized losses on marked to
     market transactions
                                         ------------------------------------------------------------------------------------------
     Total current liabilities                 829,113     19,412,789         4,942,684       3,772,467      957,644       (6,430)

Long-term Debt, Excluding Current Maturities               24,044,482                         4,200,000

Deferred Credits:
   Deferred income taxes                       (84,761)     2,236,788           323,869       1,157,265                    (4,189)
   Deferred investment tax credits                            282,646             9,588
                                         ------------------------------------------------------------------------------------------
     Total deferred credits                    (84,761)     2,519,434           333,457       1,157,265            -       (4,189)

Stockholders' Equity:
   Common Stock                              9,861,600      8,603,965            49,704         196,421
   Preferred Stock
   Capital in excess of par value           11,529,733      7,178,754           220,564       1,213,662
   Retained earnings                         6,883,326      8,829,671         1,837,066       4,438,718      622,097     (139,404)
   Accumulated comprehensive income
                                         ------------------------------------------------------------------------------------------

     Total stockholders' equity             28,274,659     24,612,390         2,107,334       5,848,801      622,097     (139,404)

Total Liabilities and Stockholders'
    Equity                                $ 29,019,011   $ 70,589,095       $ 7,383,475    $ 14,978,533  $ 1,579,741    $(150,023)
                                         =========================================================================================

                                                     Highland            Application                          Consolidated
LIABILITIES AND STOCKHOLDERS' EQUITY             Heating & Cooling         Resources       Eliminations            Total
                                         ------------------------------------------------------------------------------------

Current Liabilities:
  Current maturities of long-term debt                                                                           $ 2,205,673
  Borrowings under lines of credit                                                                                15,595,000
  Dividends payable                                                                                                  562,437
  Accounts payable                                        (2,551)                  -        2,335,772              9,131,322
  Income taxes payable                                   (64,053)             (2,776)                                237,326
  Customer deposits                                          750                                                     574,344
  Accrued expenses                                        10,822                                                   3,837,354
  Refunds from suppliers - due customers                                                                              42,775
  Overrecovery of gas costs                                                                   761,761                761,761
  Unrealized losses on marked to market
     transactions                                                                             213,059                213,059
                                         -------------------------------------------------------------------------------------
    Total current liabilities                            (55,032)             (2,776)       3,310,592             33,161,051

Long-term Debt, Excluding Current Maturities                                                                      28,244,482

Deferred Credits:
  Deferred income taxes                                 (117,823)                           1,312,735              4,823,884
  Deferred investment tax credits                                                                                    292,234

                                         -------------------------------------------------------------------------------------
    Total deferred credits                              (117,823)                  -        1,312,735              5,116,118

Stockholders' Equity:
  Common Stock                                                                             (8,850,090)             9,861,600
  Preferred Stock                                                                                                          0
  Capital in excess of par value                         903,225                           (9,516,205)            11,529,733
  Retained earnings                                   (1,473,857)             49,215       (9,312,641)            11,734,191
  Accumulated comprehensive income                                                            (22,567)               (22,567)
                                         -------------------------------------------------------------------------------------
    Total stockholders' equity                          (570,632)             49,215      (27,701,503)            33,102,957

Total Liabilities and Stockholders' Equity             $(743,487)           $ 46,439     $(23,078,176)          $ 99,624,608
                                         =====================================================================================


                                                                 EXHIBIT B


Not Applicable.